Exhibit 99

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RiT TECHNOLOGIES REPORTS Q3 2009 RESULTS

Tel Aviv, Israel – October 29, 2009 – RiT Technologies (NASDAQ: RITT), today announced its financial results for the third quarter and nine month period ended September 30, 2009.

Revenues for the third quarter of 2009 were $2.5 million, up 4% compared sequentially to $2.4 million in the second quarter of 2009 and 56% compared with the first quarter of 2009. Revenues for the third quarter of 2008 were $7.3 million. Net loss for the quarter was $(1.5) million, or $(0.59) per share (basic and diluted), compared with $(1.4) million for the second quarter of 2009 and $(2.0) million for the first quarter of 2009. Net income for the third quarter of 2008 was $1.1 million.

Revenues for the nine month period ended September 30, 2009 were $6.4 million compared with $18.0 million for the first nine months of 2008. Net loss for the period was $(4.9) million or $(1.87) per share (basic and diluted) compared with $(0.5) million or $(0.26) per share (basic and diluted) for the first nine months of 2008.

Comments of Management
“We have reported a 4% increase in revenues compared to the second quarter, giving us top line growth of 56% compared to the first quarter of this year,” commented Mr. Avi Kovarsky, RiT’s President & CEO. “However, this was well below our expectations, reflecting delays that we experienced in the closing of several sizeable Enterprise and Carrier orders. We are fully focused on closing these orders by the end of the year, and continue to work aggressively to close all of the deals in our sales pipeline. In parallel, we continue to pursue efficiency throughout the organization with the goal of preserving our cash.”

Mr. Kovarsky continued, “From a products perspective, during the third quarter we rolled out two products: PatchView Version 6, whose features offer enhanced support for the datacenter environment; and the EPV, a standalone infrastructure management solution. To round out our positioning, we also continued to build out our local representation in key growth markets, as demonstrated by the strategic representative agreement that we signed during the quarter with a company based in Singapore.

“We believe the combination of sales activities focused on high-potential markets and the right products will enable us to report improved results in the future.”

Conference Call Details
The Company will host a conference call to discuss these results today, Thursday, October 29th, at:

10:15 a.m. Eastern Daylight Time 9:15 a.m. Central Daylight Time 8:15 a.m. Mountain Daylight Time 7:15 a.m. Pacific Daylight Time 16:15 Israel Time

RiT Technologies Ltd.

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To participate, please call one of the following teleconferencing numbers approximately 5-10 minutes prior to the scheduled start of the call:

1-800-994-4498 (U.S.)
972-3-918-0664 (International)

To participate in the webcast of the call, please log-in about 5-10 minutes prior to the start of the call as follows: http://www.videonewswire.com/event.asp?id=63347

For those unable to participate, the teleconference will be archived for replay for 14 days at the same url address, beginning 12 o’clock noon (EDT) the day of the call. Note: Participants in the webcast may submit questions to be addressed in the conference call in advance by email to: simonag@rit.co.il, by phone: +972-3-766-4249 or fax: +972-3-647-4115.

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Environment and Security solutions enable companies to effectively control their datacenters, communications rooms and remote physical sites and facilities in real-time, comprehensively and accurately. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT’s field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT Technologies Ltd.

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RiT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS (U.S GAAP)
(U.S dollars in thousands)

	September 30, 2009	December 31, 2008
	(Unaudited)	(Audited)

Assets
Current Assets
Cash and cash equivalents	1,776	6,111
Trade receivables, net	2,099	3,737
Other current assets	320	536
Inventories	3,585	3,978

Total Current Assets	7,780	14,362

Long term Assets
Trade receivables, net	184	351
Long term Investment	1,916	1,579

	2,100	1,930

Property and Equipment
Cost	3,570	3,502
Less - accumulated depreciation	3,151	2,958

	419	544

Total Assets	10,299	16,836

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	1,704	3,101
Other payables and accrued expenses	1,712	2,286

Total Current Liabilities	3,416	5,387

Long-term Liability
Liability in respect of employees' severance benefits	2,248	2,076

Total Liabilities	5,664	7,463

Shareholders' Equity
Share capital	559	559
Treasury stock	(27)	(27)
Additional paid-in capital	36,801	36,681
Accumulated deficit	(32,698)	(27,840)

Total Shareholders' Equity	4,635	9,373

Total Liabilities and Shareholders' Equity	10,299	16,836

RiT Technologies Ltd.

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RiT TECHNOLOGIES LTD.
STATEMENTS OF OPERATIONS (U.S GAAP)
(U.S dollars in thousands, except per share data)

	For the three months ended September 30,		For the nine months ended September 30,
	(Unaudited)		(Unaudited)

	2009 U.S. $	2008 U.S. $	2009 U.S. $	2008 U.S. $

Sales	2,490	7,283	6,441	18,018
Cost of sales	1,444	2,794	3,403	8,736

Gross profit	1,046	4,489	3,038	9,282

Operating costs and expenses:
Research and development:
Research and development, gross	851	918	2,398	2,856
Less - royalty-bearing participation	-	-	-	104

Research and development, net	851	918	2,398	2,752

Sales and marketing	1,186	1,776	3,851	4,951

General and administrative	565	706	1,544	2,162

Total operating expenses	2,602	3,400	7,793	9,865

Operating income (loss)	(1,556)	1,089	(4,755)	(583)
Financial income (loss), net	12	11	(103)	91

Net Income (Loss)	(1,544)	1,100	(4,858)	(492)

Basic net Income (Loss) per ordinary share	(0.59)	0.56	(1.87)	(0.26)

Diluted net Income (Loss) per ordinary share	(0.59)	0.56	(1.87)	(0.26)

Weighted average number of ordinary shares,
used to compute Basic net Income (Loss) per
ordinary share	2,604,428	1,960,615	2,604,428	1,877,932

Weighted average number of ordinary shares,
used to compute Diluted net Income (Loss) per
ordinary share	2,604,428	1,961,231	2,604,428	1,877,932

RiT Technologies Ltd.